SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to the Market

São Paulo, January 23, 2025 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4) (“Company” or “GOL”), one of the main airlines in Brazil, in response to the Official Letter No. 16/2025/CVM/SEP/GEA-2, sent by the Brazilian Securities Commission ("CVM") on January 22, 2025, as per Exhibit I, which requested the Company clarification on the news published on the website of the newspaper “Valor Econômico” on January 21, 2024, entitled “Exclusive: Global aviation giants want Gol's slice with an eye on Guarulhos and Galeão” (“News”), hereby communicates to its shareholders the following facts.

As informed in the material fact disclosed by the Company on November 6, 2024 ("Material Fact"), GOL expects to raise up to US$ 1.85 billion in new capital in the form of an exit facility in connection with its Chapter 11 procedure to repay the Debtor-in-Possession financing entered into by GOL and provide incremental liquidity to support GOL's go-forward strategy following its emergence from the Chapter 11 procedure. Although such capital will be raised principally in the form of long-term, senior secured debt, under the terms of the Restructuring Plan Support Agreement entered into by GOL, as described in the Material Fact, GOL may raise up to US$ 330 million in the form of additional new equity.

GOL also clarifies that, to date, it has not entered into any investment agreement or similar instrument with any third party, airline or not, related to the capital contribution mentioned in the previous paragraph.

The Company also clarifies that, after making the inquiries set forth in article 4, sole paragraph, of CVM Resolution No. 44/2021, it has no knowledge of any material fact or act related to the topics addressed in the News that has not already been disclosed to the market prior to this notice to the market.

About GOL Linhas Aereas Inteligentes S.A.

GOL is one of Brazil's leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL's number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

Exhibit I | Official Letter No. 16/2025/CVM/SEP/GEA-2

(This exhibit begins on the following page.)

(The remainder of this page has been intentionally left blank.)

Official Letter No. 16/2025/CVM/SEP/GEA-2

Rio de Janeiro, January 22, 2025.

To

Eduardo Guardiano Leme Gotilla Investor Relations Officer of

GOL LINHAS AEREAS INTELIGENTES S.A.

Phone: (11) 2128-4700

E-mail: ri@voegol.com.br

C/C: Superintendence of Listing and Supervision of Issuers of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification – News published in the media

Dear Officer,

1	We refer to the news published on the page of the newspaper Valor Econômico on the world wide web on 01/21/2025, entitled " Exclusive: Global aviation giants want Gol's slice with an eye on Guarulhos and Galeão", with the following content:

Exclusive: Global aviation giants want Gol's slice with an eye on Guarulhos and Galeão

Gol's domestic connectivity at both airports is central to international airlines

By Cristian Favaro, Valor — São Paulo 01/21/2025 16h21

United and American Airlines from the U.S., along with European carriers Air France- KLM, International Airlines Group (IAG, owner of brands like Iberia and British Airways), and Lufthansa Group, are in talks with Gol for a potential capital injection. The company is seeking to raise $1.8 billion to complete its Chapter 11 process (judicial recovery in the U.S.), according to sources who spoke to Valor.

The move by global giants aims to secure better connectivity for their flights within Gol’s domestic network, operating out of Guarulhos (SP) and Galeão (Rio), two of the country’s main gateways where Gol holds a strong presence.

The investments under negotiation involve non-controlling stakes in Gol, through either equity or debt. These are typically accompanied by operational agreements, such as exclusivity on specific routes – a practice previously adopted between American Airlines and Gol, as well as United and Azul in recent years.

[...]

According to sources, both U.S. and European carriers are already in active discussions with Gol. The potential business combination between Gol and Azul, the sources added, has heightened interest in the matter. This is because those left out of this potential group are likely to lose market share in the region and will have to seek alternative partners.

[...]

Abra, Gol's holding company, and Azul signed a memorandum of understanding (MoU) on Wednesday (15) for a potential merger between the two companies. Simultaneously, on the same day, Gol announced an update to its five-year plan, which includes the need to raise $1.85 billion through equity and debt issuance – this is where the airlines may step in as specialized investors.

[...]

2	Regarding the content of the news, particularly the highlighted excerpts, we request your statement on the veracity of the information provided in the article and, if so, we request additional clarifications on the matter, as well as an explanation of the reasons why the matter was not considered a Material Fact, pursuant to CVM Resolution No. 44/21.
3	Such statement must include a copy of this Official Letter and be sent through the Empresas.NET System, category "Notice to the Market", type "Clarifications on CVM/B3 questions". Compliance with this request for a statement through a Notice to the Market does not exempt the potential determination of liability for the non-timely disclosure of a Material Fact, pursuant to CVM Resolution No. 44/21.
4	We emphasize that, under article 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity where the company’s securities are admitted to trading, any material act or fact that has occurred or is related to its business, as well as to ensure its broad and immediate dissemination, simultaneously in all markets where such securities are admitted to trading..
5	We also remind you of the obligation established in the sole paragraph of article 4 of CVM Resolution No. 44/21 to inquire with the Company’s managers, controlling shareholders, and all other persons with access to material acts or facts, to ascertain whether they have knowledge of information that must be disclosed to the market.
6	Pursuant to the sole paragraph of article 6 of CVM Resolution No. 44/21, it is the duty of the controlling shareholders or managers of the publicly-held company, directly or through the Investor Relations Officer, to immediately disclose any material act or fact pending disclosure if the information escapes control or if there is atypical fluctuation in the price, trading volume, or quantity of the securities issued by the publicly-held company or referenced thereto. Consequently, in the event of a leak of material information (such as its disclosure via a media outlet), the Material Fact must be disclosed regardless of whether the information originates from statements by the company’s representatives.
7	As directed by Circular/Annual Letter-2024-CVM/SEP, "the CVM has been understanding that, in the event of a leak of information or if the company's issued papers fluctuate atypically, the material fact must be immediately disclosed, even if the information refers to operations under negotiation (not concluded), initial negotiations, feasibility studies or even the mere intention to carry out the business (see judgment of CVM Case No. RJ2006/5928 and CVM PAS No. 24/05)" (emphasis added).

8	We also emphasize that article 8 of CVM Resolution No. 44/21 establishes that controlling shareholders, officers, members of the board of directors, fiscal council, and any statutory technical or advisory bodies, as well as the company’s employees, must maintain the confidentiality of information regarding material acts or facts to which they have privileged access due to their position or role, until it is disclosed to the market. They must also ensure that their subordinates and trusted third parties do the same, being jointly liable with them in the event of non-compliance.
9	By order of the Superintendence of Corporate Relations (Superintendência de Relações com Empresas), we warn that this administrative authority, in the exercise of its legal powers and based on item II of article 9 of Law No. 6,385/76, and articles 7 and 8 of CVM Resolution No. 47/21, determine the application of a punitive fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, by January 23, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2025

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer